7 June 2007

RECEIVED

2007 JUN 11 A 7:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

07024350

Dear Sir

SUPPL

Nedcor

~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Limited – call of Tier II subordinated unsecured callable notes.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

Jackie Katzin
Assistant Group Secretary

cc ***Jonathan K Bender, Esq***

NEDBANK
GROUP

HEAD OFFICE

135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel 011 294 9106 Fax 011 295 9106 Website www.nedbankgroup.co.za

Dlw 6/12

Nedbank Limited – Call of Tier II Subordinated Unsecured Callable Notes

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN: ZAE000004875
("Nedbank Group")

CALL OF TIER II SUBORDINATED UNSECURED CALLABLE NOTES

On 9 July 2002 Nedbank Group's wholly owned banking subsidiary, Nedbank Limited ("Nedbank"), issued R4 billion subordinated unsecured callable notes ranking as secondary capital ("NED2").

These notes are subject to the terms and conditions as set out in the placing document dated 9 July 2002 (the "Placing Document").

In terms of the Placing Document the notes mature on 9 July 2012, but are callable by Nedbank on 9 July 2007, subject to the prior written approval of the Registrar of Banks.

Pursuant to conditions 4 and 12 of the terms and conditions of the NED2 notes set out in the Placing Document and having obtained written approval from the Registrar of Banks, Nedbank hereby gives notice that it will redeem the R4 billion NED2 notes on 9 July 2007 at face value together with any interest accrued up to that date.

Sandton
7 June 2007

For further information, please contact:
Markus Borner (Nedbank Group Capital Management), tel: 011 295 8616, email: markusb@nedbank.co.za.
Mike Brown (Chief Financial Officer), tel: 011 294 9999, email: mikeb@nedbank.co.za.

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

END